FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 11, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Sempra Commodities Agrees to Sell Assets to Societe Generale

11 January 2011

The Royal Bank of Scotland Group plc (RBS) today announces that RBS Sempra Commodities, RBS's joint venture with Sempra Energy, has agreed to sell certain residual assets to Société Générale. These assets include information technology and intellectual property assets, as well as exchange membership seats. The consideration will be satisfied in cash and this disposal is not material in value in the context of the RBS Group.

For media enquiries:

Aoife Reynolds +44 (0) 203 361 1588
Michael Geller +1 203 897 3579

For Investor Relations enquiries please contact:

Richard O'Connor +44 (0) 207 672 1758
Alexander Holcroft +44 (0) 207 672 1982

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 January 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary